Exhibit 12.1
TreeHouse Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Year Ended
December 31, 2010
Earnings:
Income from continuing operations before income taxes	$136,400
Add:
Fixed charges	56,955
Amortization of interest, net of capitalized interest	(66)
Other	66

Earnings available for fixed charges (a)	$193,355

Fixed charges:
Interest expense	$45,691
Capitalized interest and tax interest	237
One third of rental expense (1)	11,027

Total fixed charges (b)	$56,955

Ratio of earnings to fixed charges (a/b)	3.39

(1)	Considered to be representative of interest factor in rental expense.